UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Aimmune Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

00900T107

(CUSIP Number)

Nestlé S.A.

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel

Facsimile: 011-41-21-924-2821

with a copy to:

David A. Carpenter, Esq.

Mayer Brown, LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2195

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00900T107

1.	Name of Reporting Person Nestle Health Science US Holdings, Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): CO

(1)

Following the internal transfer referred to in Item 4 of this Schedule 13D, Nestle Health Science US Holdings, Inc. was removed from the beneficial ownership chain and will no longer be a Reporting Person.

2

CUSIP No. 00900T107

1.	Name of Reporting Person NIMCO US, Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): CO

(1)	Following the internal transfer referred to in Item 4 of this Schedule 13D, NIMCO US, Inc. was removed from the beneficial ownership chain and will no longer be a Reporting Person.

3

CUSIP No. 00900T107

1.	Name of Reporting Person Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 12,727,113
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 12,727,113
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,727,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.6% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 65,041,825 shares of Common Stock outstanding as of February 14, 2020, as reported by the Issuer in its Annual Report on Form 10-K for the year ending December 31, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

CUSIP No. 00900T107

1.	Name of Reporting Person Nestlé US Holdco, Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): CO

(1)	Following the internal transfer referred to in Item 4 of this Schedule 13D, Nestlé US Holdco, Inc. was removed from the beneficial ownership chain and will no longer be a Reporting Person.

2

CUSIP No. 00900T107

1.	Name of Reporting Person Société des Produits Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 12,727,113
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 12,727,113
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,727,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 19.6% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 65,041,825 shares of Common Stock outstanding as of February 14, 2020, as reported by the Issuer in its Annual Report on Form 10-K for the year ending December 31, 2019, filed with the Securities and Exchange Commission on February 27, 2020.

3

SCHEDULE 13D

Explanatory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 3 (this “Amendment”) amends and supplements certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2018, as amended by Amendment No. 1 filed with the SEC on December 3, 2018, and as amended by Amendment No. 2 filed with the SEC on February 11, 2020 (together, the “Original Schedule 13D”), by the Reporting Persons relating to the Common Stock of Aimmune Therapeutics, Inc. (the “Issuer”). This Amendment amends the Original Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On April 22, 2020, pursuant to an internal transfer, Nestle Health Science US Holdings, Inc. (“NHS”) transferred to Société des Produits Nestlé S.A. (“SPN”) 12,727,113 shares of common stock, par value $0.0001 per share, and 525,634 shares of Series A Preferred Stock, par value $0.0001 per share. In connection with the intercompany transfer, SPN assumed and agreed to perform and discharge all obligations and liabilities of NHS under the 2020 Purchase Agreement, 2020 Registration Rights Agreement, the 2020 Standstill Agreement, the November 2018 Purchase Agreement, and the 2016 Purchase Agreement. Following the internal transfer, NHS, NIMCO US, Inc. and Nestlé US Holdco, Inc., were removed from the beneficial ownership chain and will no longer be Reporting Persons.

The information in Item 6 of the Original Schedule 13D is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

The first paragraph of Item 5(a) – (b) of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages to this Amendment is incorporated herein by reference. The shares of Common Stock reported on this Amendment are directly held by SPN, which is a wholly-owned subsidiary of Nestlé S.A. Based upon information contained in its Annual Report on Form 10-K for the year ending December 31, 2019, filed with the SEC on February 27, 2020, the total issued and outstanding shares of Common Stock held by SPN comprises approximately 19.6% of the Issuer’s issued and outstanding Common Stock.

Except for the shares of Common Stock and Series A Preferred Stock owned by SPN and the options held by Mr. Behar described in the Original Schedule 13D, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule I hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule I hereto, have effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment.

(e) Not applicable.

1

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 24, 2020

NESTLE HEALTH SCIENCE US HOLDINGS, INC.

By:	/s/ James Pepin
Name: James Pepin
Title: Director and President

NIMCO US, INC.

By:	/s/ Dan Nugent
Name: Dan Nugent
Title: Chief Legal Officer and General Counsel

NESTLÉ S.A.

By:	/s/ Gregory Behar
Name: Gregory Behar
Title: Deputy Executive Vice President

NESTLÉ US HOLDCO, INC.

By:	/s/ Michael Prewitt
Name: Michael Prewitt
Title: Secretary

SOCIETE DES PRODUITS NESTLE S.A.

By:	/s/ Claudio Kuoni
Name: Claudio Kuoni
Title: Vice President

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SPN,

PERSONS CONTROLLING SPN AND EXECUTIVE OFFICERS AND DIRECTORS OF OTHER

PERSONS IN CONTROL OF SPN

Société des Produits Nestlé S.A.

Société des Produits Nestlé S.A. is organized under the laws of Switzerland with its principal business address at 55 Avenue Nestlé, CH-1800 Vevey Switzerland. Société des Produits Nestlé S.A. is a wholly-owned subsidiary of Nestlé. The name, present principal employment and citizenship of each director and executive officer of Société des Produits Nestlé S.A. is set forth below.

Name	Present Principal Employment	Citizenship

1. Stefan Helfenstein	Chairman of the Board, Société des Produits Nestlé S.A.	Swiss

2. Michèle Burger	Director, Société des Produits Nestlé S.A.	Swiss

3. José Checa Cortés	Director, Société des Produits Nestlé S.A.	Spanish

4. Thomas Hauser	Director , Société des Produits Nestlé S.A.	Swiss

5. Blaise Revillard	Director, Société des Produits Nestlé S.A.	French

6. Philippe Vossen	Director, Société des Produits Nestlé S.A.	Belgian

7. Silvan Jampen	Secretary (non Director), Société des Produits Nestlé S.A.	Swiss

8. Michel Gardet	Senior Vice President, Société des Produits Nestlé S.A.	French

9. Olivier Ballevre	Vice President, Société des Produits Nestlé S.A.	French

10. Trevor Douglas Brown	Vice President, Société des Produits Nestlé S.A.	Swiss

11. Harold Humbert	Vice President, Société des Produits Nestlé S.A.	French

12. Claudio Kuoni	Vice President, Société des Produits Nestlé S.A.	Swiss

13. Damien Tissot	Vice President, Société des Produits Nestlé S.A.	French

Nestlé

Nestlé is a corporation organized under the laws of Switzerland with its principal business address at Avenue Nestlé 55, CH-1800, Vevey Switzerland. The name, present principal employment and citizenship of each director and executive officer of Nestlé is set forth below.

Name	Present Principal Employment	Citizenship

1. Paul Bulcke	Non-Executive Director, Chairman, Nestlé S.A.; Vice-Chairman, L’Oréal S.A.; Board member, Roche Holding Ltd.	Belgian/Swiss

2. Ulf Mark Schneider	Chief Executive Officer, Board member, Nestlé S.A.	German/US

1

3. Henri de Castries	Non-Executive Director; Vice Chairman, Lead Independent Director, Nestlé S.A.; Board member, HSBC Holdings plc, Argus Media	French

4. Renato Fassbind	Non-Executive Director; Vice Chairman and Lead Independent Director, Swiss Re AG; Board member, Kühne+Nagel International AG	Swiss

5. Ann M. Veneman	Non-Executive Director; Board member, the Global Health Innovative Technology Fund, Advisory Board member JUST Capital, the Clinton Health Access Initiative, the Full Harvest Technologies, Inc.	US

6. Eva Cheng	Non-Executive Director; Board member, Trinity Limited, Haier Electronics Group Co. Ltd.	Chinese

7. Patrick Aebischer	Non-Executive Director; President Emeritus of Institute EPFL, Professor of neurosciences at the Brain Mind Institute (EPFL); Board member: Logitech International S.A.; Chairman: Novartis Bioventures AG	Swiss

8. Ursula M. Burns	Non-Executive Director; Chairman VEON Ltd.; Board member: Exxon Mobil Corporation, Ford Foundation, Uber Technologies	US

9. Kasper Rorsted	Non-Executive Director; CEO, adidas AG	Danish

10. Pablo Isla	Non-Executive Director; Chairman and CEO, Inditex S.A.	Spanish

11. Kimberly A. Ross	Non-Executive Director; Board member: Chubb Ltd, PQ Corporation	US

12. Dick Boer	Non-Executive Director; Chairman, Advisory Board of G-Star RAW CV, SHV Holdings N.V., Rijksmuseum Fonds	Netherlands

13. Dinesh Paliwal	Non-Executive Director; Chairman and CEO, Harman International Industries Inc. Board member, Bristol-Myers Squibb, Raytheon Company, U.S.-India Business Council	US/Indian Overseas Citizenship

14. Hanne Jimenez de Mora	Non-Executive Director; Board member: AB Volvo, Outotec Oyj; Vice-chair: IMD Business School	Swiss

15. Laurent Freixe	Executive Vice President: Chief Executive Officer: Zone Americas	French

16. Chris Johnson	Executive Vice President: Chief Executive Officer: Zone Asia, Oceania and sub-Saharan Africa	US

17. Patrice Bula	Executive Vice President: Strategic Business Units, Marketing, Sales and Nespresso; Board member: Novartis AG, Schindler Holding Ltd.	Swiss

18. Marco Settembri	Executive Vice President: Chief Executive Officer: Zone Europe, Middle East and North Africa	Italian

19. François-Xavier Roger	Executive Vice President: Chief Financial Officer (includes Finance and Control, Tax, Treasury, Investor Relations)	French

20. Magdi Batato	Executive Vice President: Head of Operations; Board member: Carlsberg A/S	Swiss

21. Stefan Palzer	Executive Vice President: Chief Technology Officer	German

22. Béatrice Guillaume-Grabisch	Executive Vice President: Global Head Human Resources & Business Services; Board member: L’Oréal S.A.	French

23. Leanne Geale	Executive Vice President: General Counsel, Corporate Governance and Compliance	Canada

24. Grégory Behar	Deputy Executive Vice President: Chief Executive Officer: Nestlé Health Science	Swiss

25. Sanjay Bahadur	Deputy Executive Vice President: Head of Group Strategy and Business Development	India

26. David P. Frick	Senior Vice President: Secretary to the Board of Directors: Head of Corporate Governance, Compliance and Corporate Services	Swiss